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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DELEGATE GENERAL OF QUÉBEC Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:
MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell 125 Broad Street New York, NY 10004	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        In connection with Hydro-Québec's Medium Term Notes, Series B, Due Nine Months or More from Date of Issue in an aggregate initial offering price of U.S. $3,000,000,000 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (g): Quarterly Report for the second quarter ended June 30, 2003

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette
Title: Coordinator, Documentation

        LG/sg

        Date: July 31, 2003

HYDRO-QUÉBEC
Quarterly Report

Second Quarter 2003

Message from the Chairman of the Board and the President and Chief Executive Officer

For the second quarter of 2003, consolidated net income of $319 million compares favorably with $227 million in the same quarter of 2002. This increase is mainly due to lower financial expenses. Moreover, electricity sales in Québec were higher, essentially as a result of continued growth in sales to industrial customers since the beginning of the year.

For the six months ended June 30, 2003, Hydro-Québec posted consolidated net income of $1,323 million, compared with $917 million for the same period of 2002. This increase was driven largely by higher sales in Québec and lower financial expenses. The higher sales can be attributed to vigorous economic activity and colder temperatures last winter. Despite a significant decrease in the volume of short-term sales and purchases outside Québec, the contribution of these transactions to the net income for the first half is comparable to that of the first half of 2002 because of favorable price conditions on external markets.

Consolidated results

Sales for the first six months amounted to $6,287 million, down 4.1% in relation to 2002. Higher sales on the Québec market did not cancel out the impact of lower short-term electricity sales outside Québec.

Total expenditure was $3,490 million, down $569 million or 14.0% from last year. This decrease is due essentially to fewer short-term purchases outside Québec as a result of the decrease in the volume of trading activities. Operations expenditure, on the order of $1,030 million, was kept at a level comparable to last year's.

Financial expenses totaled $1,450 million, down $111 million or 7.1% from last year's figure.

Segmented results

Distribution

The net loss of Hydro-Québec Distribution for the second quarter was $174 million, compared with $208 million in 2002. For the first half, the division posted a net income of $23 million, against a net loss of $124 million last year. Total revenue increased by $369 million to $4,561 million.

Total revenue from electricity sales in Québec amounted to $4,487 million, up $357 million or 8.6% over last year. The sales volume was 86.9 TWh, for an increase of 6.4 TWh or 8.0%. Colder temperatures, especially in the first quarter of 2003, generated additional sales of 2.8 TWh or $169 million. Base load grew 3.6 TWh or $158 million on the strength of residential construction in Québec and greater economic activity, mainly in the aluminum and pulp and paper industries.

Transmission

The net income of Hydro-Québec TransÉnergie for the second quarter was $120 million, up from $108 million in 2002. This brings net income for the first half to $193 million, down $35 million or 15.4% from last year's figure of $228 million. Sales totaled $1,481 million, compared to $1,507 million for the same period of 2002; this $26-million decrease is mainly due to a drop in system reservations for long-term transmission sales.

In January 2003, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to modify its transmission rates retroactively to January 1, 2001. The new rates were taken into account in each of the fiscal years concerned and impact the intersegment revenue of Hydro-Québec TransÉnergie as well as the intersegment expenses of Hydro-Québec Production and Hydro-Québec Distribution.

Generation

For the second quarter of 2003, Hydro-Québec Production posted net income of $378 million, compared with $331 million last year, bringing net income for the first six months to $1,120 million, against $841 million. This improvement is due to an increase in electricity sales to Hydro-Québec Distribution, as well as favorable market conditions outside Québec during the first quarter.

Construction

The Construction segment encompasses the operations of Hydro-Québec Équipement and Société d'énergie de la Baie-James.

For the first six months of 2003, sales in the Construction segment rose $263 million or 81.2% to reach $587 million, from $324 million in 2002. This is due to an increase in activity related mainly to the capital projects of Hydro-Québec Production and Hydro-Québec TransÉnergie.

Oil and gas

Hydro-Québec Pétrole et gaz encompasses Hydro-Québec's stake in Noverco as well as new operations to develop the oil and gas potential of eastern Québec. Most of these operations are focused on the Gulf of St. Lawrence and therefore require licences subject to an agreement between the governments of Québec and Canada. Since the agreement is still pending, the results as at June 30, 2003, mainly reflect the performance of Noverco. For the second quarter, the division reported net income of $23 million, compared with $22 million in 2002, bringing net income for the first half to $35 million compared with $33 million in 2002. These increases are chiefly attributable to better results for Gaz Métropolitain and Company, Limited Partnership.

Investment

Hydro-Québec's investment program for 2003 amounts to approximately $3.3 billion, up $0.9 billion over last year's. Close to 58% of the program, or $1.9 billion, is allocated to ongoing operations. Hydro-Québec will also be investing over $1.1 billion in development activities, including $311 million for construction of Eastmain-1 and for the Eastmain-1-A generating station and Rupert diversion draft design project.

At the end of the first six months, investments in fixed and intangible assets amounted to $1,194 million, compared with $917 million last year. As for the main projects, Hydro-Québec Production continued its investments related to the new development at Grand-Mère and construction of Toulnustouc generating station. Work on the Eastmain-1 hydroelectric development in the James Bay region also continued. Hydro-Québec TransÉnergie continued to invest in the Montérégie loop project to strengthen its system. Finally, Hydro-Québec Distribution made investments in the system to meet demand growth.

Financing

The company's borrowing program for 2003 amounts to $2.4 billion. The proceeds of these loans will be used mainly to refinance debt that matures this year.

Financing activities in the second quarter amounted to $795 million, for a total of $1.5 billion at the end of the first half of 2003. This amount, along with the $500 million in prefinancing from November 2002, allowed Hydro-Québec to refinance $2.2 billion of debt in the first half of the year. Debt that will mature in 2003 totals $2.9 billion. All these transactions were carried out on the Canadian market.

In addition, the appreciation of the Canadian dollar against its U.S. counterpart since December 31, 2002, has resulted in an almost $2.7-billion reduction in the value of debt expressed in Canadian dollars and in the corresponding deferred charges on debt.

/s/ Jacques Laurent	/s/ André Caillé
Jacques Laurent Chairman of the Board	André Caillé President and Chief Executive Officer

July 31, 2003

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($M)

		Three months ended June 30		Six months ended June 30
	Note	2003	2002	2003	2002
Revenue		2,683	2,981	6,287	6,556
Expenditure
Operations		539	542	1,031	1,033
Electricity and fuel purchased		551	777	1,176	1,749
Depreciation, amortization and decommissioning		476	480	959	945
Taxes		164	173	324	332

		1,730	1,972	3,490	4,059
Operating income		953	1,009	2,797	2,497
Financial expenses	2	619	771	1,450	1,561

Income before non-controlling interest		334	238	1,347	936
Non-controlling interest		15	11	24	19

Net income		319	227	1,323	917

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(unaudited)
($M)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
Balance at beginning	10,901	9,824	9,897	9,134
Net income	319	227	1,323	917

Balance at end	11,220	10,051	11,220	10,051

CONSOLIDATED BALANCE SHEET
($M)

	As at June 30 2003	As at December 31 2002
	(unaudited)	(audited)
ASSETS
Fixed assets	49,908	49,694
Current assets
Cash and cash equivalents	1,264	293
Investments	116	939
Accounts receivable	2,358	1,924
Financial assets related to debt	92	34
Materials, fuel and supplies	343	418

	4,173	3,608
Other long-term assets
Investments	805	852
Deferred charges	507	3,391
Financial assets related to debt	723	325
Goodwill	298	302
Intangible assets	727	760
Government reimbursement for the 1998 ice storm	146	146

	3,206	5,776
	57,287	59,078

LIABILITIES AND EQUITY
Long-term debt	34,743	36,699
Current liabilities
Borrowings	1,063	64
Dividends payable	—	763
Accounts payable	1,357	1,467
Accrued interest	944	1,157
Current portion of long-term debt	2,022	2,969

	5,386	6,420
Other long-term liabilities	903	888
Perpetual debt	542	632
Non-controlling interest	242	224
Shareholder's equity
Share capital	4,374	4,374
Retained earnings	11,220	9,897
Translation adjustment	(123)	(56)

	15,471	14,215
	57,287	59,078

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($M)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
Operating activities
Net income	319	227	1,323	917
Depreciation of fixed assets and intangible assets	452	452	902	892
Amortization of deferred charges	37	86	217	203
Change in non-cash working capital items	684	444	(715)	(476)
Other	19	30	80	19

	1,511	1,239	1,807	1,555
Investing activities
Fixed assets and intangible assets	(659)	(504)	(1,194)	(917)
Long-term investments	(2)	(9)	(6)	(20)
Net change in short-term investments	235	336	815	575
Other	(37)	2	(35)	1

	(463)	(175)	(420)	(361)
Financing activities
Issue of long-term debt	797	416	1,570	633
Maturity of long-term debt and sinking fund redemption	(487)	(1,144)	(1,981)	(1,410)
Repayment in advance of long-term debt	(386)	—	(386)	(170)
Receipts resulting from credit risk management	125	—	210	—
Net change in short-term borrowings	(334)	5	931	1,044
Dividends paid	—	—	(763)	(554)
Other	(1)	13	3	11

	(286)	(710)	(416)	(446)
Net change in cash and cash equivalents	762	354	971	748
Cash and cash equivalents at beginning of period	502	645	293	251

Cash and cash equivalents at end of period	1,264	999	1,264	999

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes
(unaudited except where indicated)($M)

Note 1 — Accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises and relate specifically to certain deferred charges and the depreciation of fixed assets that are disposed of.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's 2002 Annual Report.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's 2002 Annual Report. On January 1, 2003, Hydro-Québec adopted the recommendations in AcG-14 of the CICA Handbook, entitled disclosure of guarantees. The Corporation must therefore disclose its obligations with respect to the guarantees it has issued. The information required under AcG-14 are presented in note 3.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As can be seen from the charts in the Consolidated Financial Highlights, seasonal temperature fluctuations affect the quarterly financial results.

Note 2 — Financial expenses

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
Interest
Interest on debt securities	681	719	1,404	1,460
Amortization of borrowing discount and expenses	11	8	22	20

	692	727	1,426	1,480

Exchange loss (gain)	(12)	78	142	142
Loan guarantee fees	47	46	93	94

	35	124	235	236
Less
Capitalized borrowing costs	100	69	194	134
Net investment income	8	11	17	21

	108	80	211	155

	619	771	1,450	1,561

Note 3 — Guarantees

In the normal course of its activities, Hydro-Québec granted guarantees to third parties to indemnify them, mainly in its international operations and in the area of electrotechnologies. As at June 30, 2003, the maximum potential liability under letters of credit or sureties was $70 million. Some of these guarantees mature between 2003 and 2013, while others have an undetermined maturity date.

Note 4 — Segmented information

Three months ended June 30, 2003
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	1,885	76	354	—		361	7	—	2,683
Intersegment	13	662	1,016	387	[b]	—	195	(2,273)	—
Net income (loss)	(174)	120	378	—		23	(26)	(2)	319
Total assets	9,769	18,419	24,796	235		1,849	974	1,245	57,287
Three months ended June 30, 2002 (restated)
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	1,826	75	761	1		308	10	—	2,981
Intersegment	8	682	951	186	[b]	—	177	(2,004)	—
Net income (loss)	(208)	108	331	—		22	(26)	—	227
Total assets	9,557	18,417	24,452	151		1,754	921	2,582	57,834
Six months ended June 30, 2003
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	4,537	152	966	1		617	14	—	6,287
Intersegment	24	1,329	2,392	586	[b]	—	377	(4,708)	—
Net income (loss)	23	193	1,120	—		35	(46)	(2)	1,323
Total assets	9,769	18,419	24,796	235		1,849	974	1,245	57,287
Six months ended June 30, 2002 (restated)
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	4,175	147	1,655	3		557	19	—	6,556
Intersegment	17	1,360	2,161	321	[b]	—	344	(4,203)	—
Net income (loss)	(124)	228	841	—		33	(61)	—	917
Total assets	9,557	18,417	24,452	151		1,754	921	2,582	57,834

(a)
Includes assets related to long-term financing that have not been allocated to the operating segments.

(b)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $460 million ($309 mllion in 2002) that corresponds to capital works carried out for the client segments.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Operations in Brief ($M)
	Three months ended June 30				Six months ended June 30

	2003	2002	Change (%)		2003	2002	Change (%)

Revenue	2,683	2,981	10.0	DOWN	6,287	6,556	4.1	DOWN
Expenditure	1,730	1,972	12.3	DOWN	3,490	4,059	14.0	DOWN
Financial expenses	619	771	19.7	DOWN	1,450	1,561	7.1	DOWN
Non-controlling interest	15	11	36.4	UP	24	19	26.3	UP
Net income	319	227	40.5	UP	1,323	917	44.3	UP

	2003				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,004	319			690	227	287	322
Revenue ($M)	3,604	2,683			3,575	2,981	3,353	3,093
Revenue from Electricity Sales in Québec ($M)	2,631	1,856			2,329	1,801	1,698	2,284
Revenue from Electricity Sales Outside Québec ($M)	584	315			894	699	1,339	575

$M: millions of dollars

Quarter Highlights

Corporate affairs

Construction projects

The Board of Directors approved the refurbishing and refitting project for Outardes-4 generating station. This $140.8-million project mainly involves replacing the four turbines. It will optimize the combined efficiency of the three generating stations on the Rivière aux Outardes and increase capacity by 55 MW to meet peak demand. The work will run from 2003 to 2008.

In April, the Lac-Saint-Jean Montagnais Band, the Conseil des Montagnais du Lac-Saint-Jean and Hydro-Québec signed the Manitukapatakan agreement as part of a development project on the Péribonka River, north of Lac Saint-Jean. The agreement provides for the creation of three separate funds for environmental enhancement, improvement and maintenance of local infrastructure, and support for community development. The agreement also calls for a certain number of contracts to be awarded to the community. The project involves construction of a 385-MW hydroelectric development at a total cost of $1.1 billion.

In April, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to go ahead with construction of the power transmission facilities required to bring the power from Toulnustouc generating station onto the grid. A step-up transformer substation will be built, along with integration facilities at Micoua substation and about 55 km of 315-kV line, for a total of $129 million.

Cost of service

On May 22, the Régie handed down its decision on Hydro-Québec Distribution's application regarding the Distributor's cost of service and changes to electricity rates for Québec consumers. In its decision, the Régie states the regulatory principles and set down most of the economic and accounting factors Hydro-Québec will need in order to prepare an application for a rate adjustment. The decision covers the topics of regulatory principles, cost of capital, capital structure, cost of service, revenue requirement, accounting policies, cost allocation, and cross-subsidization. In addition, the Régie has allowed the division a 9.3% rate of return based on its rate structure, which assumes an authorized 9.4% return on equity.

Calls for tenders

Biomass.    Hydro-Québec Distribution launched a call for tenders in April for the purchase of 100 MW of electricity generated from biomass. The electricity must be generated by a Québec-based power station where at least 75% of the input is biomass. Deliveries will start between June 1, 2005, and October 1, 2008. The contracts will have terms ranging from 15 to 20 years and must be approved by the Régie de l'énergie.

Wind power.    In May, Hydro-Québec Distribution launched a call for tenders to eventually purchase up to 1,000 MW of wind power per year. Deliveries are to start between December 1, 2006, and December 1, 2012 (the required quantities of electricity are spread over seven years). In accordance with the government orders of March 2003, the electricity must be generated by wind turbines in the regional county municipality of Matane or in the administrative region that comprises the Gaspé Peninsula and the Magdalen Islands. In addition, each wind farm project must create regional spinoffs through local purchasing and investment.

Electricity purchases

Hydro-Québec Distribution signed an agreement in June with TransCanada Energy as a result of its first call for tenders in 2002 to purchase 1,200 MW of power. The agreement is for the supply of 507 MW of electricity, starting in 2006, from a natural gas cogeneration plant in Bécancour. The power will be bought by Hydro-Québec Distribution and the steam will be sold to companies in the Bécancour industrial park. Hydro-Québec Distribution had already secured agreements with Hydro-Québec Production for baseload deliveries of 350 MW and hourly dispatchable deliveries of 250 MW under the same call for tenders. The agreements have terms of 20 years.

Collective agreements

On May 28, the company signed collective agreements with five employee unions representing technologists, tradesmen, technical and office staff, engineers, and system operating personnel. The periods covered by the agreements run from January 1, 2004, to December 31, 2008, for the first four unions and from January 1, 2004, to December 31, 2009, for the fifth.

Energy efficiency

In June, the Régie de l'énergie approved the application of the Comprehensive Energy Efficiency Plan 2003-2006 filed by Hydro-Québec Distribution in November 2002. The plan consists of 16 programs covering all the Distributor's customers. The target energy savings are 750 GWh by the end of 2006. The expected cost of the program over the 2003-2006 period is $234 million, of which $109 million will be paid by Hydro-Québec Distribution, $113 million by the participating customers and $12 million by the Agence de l'efficacité énergétique du Québec.

Hydro-Québec in the international arena

In May, HQI Transelec Chile S.A. (Transelec), a wholly owned subsidiary of Hydro-Québec International, acquired the bulk transmission system in northern Chile. This acquisition, worth almost US$110 million, involves 958 km of 220-kV transmission lines and eight substations. Transelec is thus expanding its system and now owns 8,234 km of power transmission lines in Chile.

To carry out the acquisition, Hydro-Québec International took in a new investor in Transelec, namely the International Finance Corporation. This World Bank subsidiary, responsible for the Bank's private-sector investments, provided US$60 million of capital. The investment took the form of preferred shares convertible into common shares beginning in 2006.

Diversification

Écochrome

Through its Laboratoire des technologies de l'énergie, Hydro-Québec signed a licence agreement with Finition Ultraspec of Montréal. The agreement allows Finition Ultraspec to use Écochrome, a new technology for plating aircraft parts with hard chromium, which makes them more resistant to corrosion, heat and strain.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
 Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2003G001-2A

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CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) ($M)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited) ($M)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) ($M)
Complementary notes (unaudited except where indicated)($M)